UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

EMCORE Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

290846 20 3
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,221,281
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,221,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 751,496
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 751,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,221,281
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,221,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 751,496
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 751,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,972,777
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,972,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,972,777
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,972,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 290846 20 3

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of EMCORE Corporation, a New Jersey corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2015 W. Chestnut Street, Alhambra, California, 91803.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(iv)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;

(v)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and VSO II; and

(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital and Mr. Singer is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(c)           The principal business of Series One and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II and VIEX Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 290846 20 3

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Series One, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,221,281 Shares beneficially owned by Series One is approximately $6,131,197, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 751,496 Shares beneficially owned by VSO II is approximately $3,765,011, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Despite the Issuer’s long stated policy to continually review its capital allocation and previous announcement that it expected to approve a cash dividend or distribution to shareholders, the Reporting Persons are not only disappointed with the Board’s decision, hidden in a Current Report on Form 8-K filed with the SEC on March 14, 2016, that the Board has decided not to pay a cash dividend to shareholders, but also with how long it has taken the Board to follow through on its capital allocation plans.  In order to ensure the protection of shareholder interests, the Reporting Persons believe that shareholder representatives are needed on the Board of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 290846 20 3

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 25,907,070 Shares outstanding, which is the total number of Shares outstanding as of February 1, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 4, 2016.

A.	Series One

(a)	As of the close of business on April 6, 2016, Series One beneficially owned 1,221,281 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,221,281
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,221,281

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of the close of business on April 6, 2016, VSO II beneficially owned 751,496 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 751,496
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 751,496

(c)	The transactions in the Shares by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,221,281 shares owned by Series One.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,221,281
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,221,281

(c)
VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 290846 20 3

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 751,496 shares owned by VSO II.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 751,496
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 751,496

(c)
VSO GP II has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,221,281 Shares owned by Series One and (ii) 751,496 owned by VSO II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,972,777
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,972,777

(c)
VIEX Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Series One and VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 1,221,281 Shares owned by Series One and (ii) 751,496 owned by VSO II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,972,777
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,972,777

(c)
Mr. Singer has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Series One and VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 290846 20 3

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 7, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC and Eric Singer dated April 7, 2016.

CUSIP NO. 290846 20 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 290846 20 3

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	15,976	5.2000	03/22/2016
Purchase of Common Stock	221,839	5.0600	03/23/2016
Purchase of Common Stock	254,422	5.0296	03/24/2016
Purchase of Common Stock	500,000	5.0000	03/28/2016
Purchase of Common Stock	21,734	4.9900	03/28/2016
Purchase of Common Stock	65,000	5.0155	03/29/2016
Purchase of Common Stock	75,000	5.0000	03/30/2016
Purchase of Common Stock	50,000	5.0000	03/31/2016
Purchase of Common Stock	17,310	4.9980	04/01/2016

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	700,000	4.9999	04/04/2016
Purchase of Common Stock	51,496	5.1476	04/05/2016